                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO.1)

                             MCRAE INDUSTRIES, INC.
                             ----------------------
                                (Name of Issuer)


                      $1.00 PAR VALUE CLASS A COMMON STOCK
                      ------------------------------------
                         (Title of Class of Securities)


                                    582757209
                                 --------------
                                 (CUSIP Number)




                                  MARVIN KISER
                              400 NORTH MAIN STREET
                       MOUNT GILEAD, NORTH CAROLINA 27306
                                 (910) 439-6147
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 28, 1998
                                  -------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box: [ ].

---------------------------------                                                                 ------------------------
                                                                     13D
      CUSIP No. 582757209                                                                            Page 2 of 6 Pages
---------------------------------                                                                 ------------------------


=================== ======================================================================================================
        1           NAME OF REPORTING PERSON                                                            Daniel Gary McRae
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

=================== ======================================================================================================
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a)  [ ]
                                                                                                                 (b)  [X]
=================== ======================================================================================================
        3           SEC USE ONLY

=================== ======================================================================================================
        4           SOURCE OF FUNDS*                                                                                   00
=================== ======================================================================================================
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]
=================== ======================================================================================================
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                               UNITED STATES OF AMERICA

========================= ======== =======================================================================================
                             7     SOLE VOTING POWER
       NUMBER OF                                                                                                   64,287
         SHARES           ======== =======================================================================================
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                                                                  361,925
          EACH            ======== =======================================================================================
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                                                                    64,287
          WITH            ======== =======================================================================================
                            10     SHARED DISPOSITIVE POWER
                                                                                                                  361,925
=================== ======================================================================================================
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                  426,212
=================== ======================================================================================================
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                   [ ]

=================== ======================================================================================================
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                    22.9%
=================== ======================================================================================================
        14          TYPE OF REPORTING PERSON*

                                                                                                                       IN
=================== ======================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                                 ------------------------
                                                                     13D
      CUSIP No. 582757209                                                                            Page 3 of 6 Pages
---------------------------------                                                                 ------------------------


=================== ======================================================================================================
        1           NAME OF REPORTING PERSON                                                          James William McRae
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

=================== ======================================================================================================
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a)  [ ]
                                                                                                                 (b)  [X]
=================== ======================================================================================================
        3           SEC USE ONLY

=================== ======================================================================================================
        4           SOURCE OF FUNDS*                                                                                   00
=================== ======================================================================================================
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                            [ ]

=================== ======================================================================================================
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     UNITED STATES OF AMERICA

========================= ======== =======================================================================================
                             7     SOLE VOTING POWER
       NUMBER OF                                                                                                   47,663
         SHARES           ======== =======================================================================================
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                                                                  361,925
          EACH            ======== =======================================================================================
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                                                                    47,663
          WITH            ======== =======================================================================================
                            10     SHARED DISPOSITIVE POWER
                                                                                                                  361,925
=================== ======================================================================================================
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                  409,588
=================== ======================================================================================================
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                   [ ]

=================== ======================================================================================================
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                    22.0%
=================== ======================================================================================================
        14          TYPE OF REPORTING PERSON*

                                                                                                                       IN
=================== ======================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 21, 1997 (the "Schedule 13D") by Daniel Gary McRae and James William McRae. This Amendment No. 1 is filed with respect to the shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of McRae Industries, Inc. (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5 of the schedule 13D is hereby amended in its entirety to read as follows:

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                           (a) The aggregate number of shares of Class A Common Stock that Mr. D. Gary McRae beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 426,212 which constitutes approximately 22.9% of the outstanding shares of the Class A Common Stock. Mr. D. Gary McRae disclaims beneficial ownership with respect to all such shares described in Item 5(b)(1)(ii) and (iii).

                  The aggregate number of shares of Class A Common Stock that Mr. James W. McRae beneficially owns pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 409,588 which constitutes approximately 22.0% of the outstanding shares of the Class A Common Stock. Mr. James W. McRae disclaims beneficial ownership with respect to all such shares described in Item 5(b)(2)(ii) and (iii).

                  This statement does not include any interest of either Co-Executor in Class A Common Stock through the Issuer's Employee Stock Ownership Plan.

                           (b) The shares of Class A Common Stock reported herein are beneficially owned among Messrs. D. Gary McRae and James W. McRae as follows:

                                    (1) With respect to Mr. D. Gary McRae, the
         426,212 aggregate amount of shares of Class A Common Stock are beneficially owned as follows:

                                             (i) 59,176 shares of Class A Common
         Stock are beneficially owned by Mr. D. Gary McRae directly. Mr. D. Gary McRae has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                                             (ii) 4,000 shares of Class A Common
         Stock are owned by Mr. D. Gary McRae's minor children and 1,111 shares of Class A Common Stock are owned by his wife. Mr. D. Gary McRae indirectly has the sole investment power to dispose or direct the disposition of these shares and he indirectly has the sole voting power to vote or direct the voting of these shares.

                                             (iii) 361,925 shares of Class A
         Common Stock (the Testamentary Shares) are beneficially owned by Mr. D. Gary McRae as Co-Executor under the Will. In such capacity, Mr. D. Gary McRae has the shared investment power to dispose or direct the disposition of these shares and he has the shared voting power to vote or direct the voting of these shares. He shares such investment and voting power with Mr. James W. McRae, his brother.

                                    (2) With respect to Mr. James W. McRae, the
         409,588 aggregate amount of shares of Class A Common Stock are beneficially owned as follows:

                                             (i) 43,663 shares of Class A Common
         Stock are beneficially owned by Mr. James W. McRae directly. Mr. James
         W. McRae has the sole investment power to dispose or direct the disposition of these shares and he has the sole voting power to vote or direct the voting of these shares.

                                             (ii) 4,000 shares of Class A Common
         Stock are owned by Mr. James W. McRae's minor children or children who reside in the same household. Mr. James W. McRae indirectly has the sole investment power to dispose or direct the disposition of these shares and he indirectly has the sole voting power to vote or direct the voting of these shares.

                                             (iii) 361,925 shares of the Class A
         Common Stock (the Testamentary Shares) are beneficially owned by Mr. James W. McRae as Co-Executor under the Will. In such capacity, Mr. James W. McRae has the shared investment power to dispose or direct the disposition of these shares and he has the shared voting power to vote or direct the voting of these shares. He shares such investment and voting power with Mr. D. Gary McRae, his brother.

                           (c) During the past 60 days, neither Co-Executor has purchased, sold or otherwise acquired any shares of Class A Common Stock. However, on July 28, 1998, the Co-Executors, in accordance with the Will, distributed 147,427 Testamentary Shares to certain beneficiaries under the Will (including 24,363 Testamentary Shares to each of the Co-Executors).

                           (d) No person other than the Co-Executors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Testamentary Shares reported herein. No person other than Mr. D. Gary McRae and Mr. James W. McRae have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective Other Shares reported herein.

                           (e) This paragraph is inapplicable and has been omitted.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ D. Gary McRae                                             November 30, 1999
------------------------------------
D. Gary McRae


/s/ James W. McRae
------------------------------------
James W. McRae